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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: October, 2008
Commission File Number: 001-33900
DESWELL INDUSTRIES, INC.
(Translation of registrant’s name into English)
17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande, Macao
Special Administrative Region, PRC
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

2008 Proxy Materials

17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao, SAR, PRC

To the shareholders of Deswell Industries, Inc.:
     The Annual Shareholders Meeting of Deswell Industries, Inc. (the “Company”) will be held at the Omni–Berkshire Hotel, 21 East 52nd Street at Madison Avenue, New York, New York 10022, USA on November 11, 2008 at 3:00 p.m. local time for the following purposes:
     1. To elect six members of the Board of Directors to serve for the ensuing year; and
     2. To ratify the selection of BDO McCabe Lo Limited as the independent registered public accountants of the Company for the year ending March 31, 2009; and
     3. To consider and act upon such other business as may properly come before the Meeting or any adjournments thereof.
     Only holders of common shares, no par value per share (the “Common Shares”), of record at the close of business on September 29, 2008 (the “Record Date”) will be entitled to vote at the meeting. Regardless of your plan to attend or not attend the meeting, please complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the meeting.
By order of the Board of Directors

C. P. Li
Secretary
Dated: October 13, 2008
Macao

17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao, SAR, PRC

Meeting at 3:00 p.m. local time on November 11, 2008
     Your proxy is solicited on behalf of the Board of Directors of Deswell Industries, Inc. (the “Company”) for use at the Annual Meeting of Shareholders to be held at a meeting room of the Omni–Berkshire Hotel, 21 East 52nd Street at Madison Avenue, New York, New York 10022, USA on November 11, 2008 at 3:00 p.m. local time. If a proxy in the accompanying form is duly executed and returned, the shares represented by the proxy will be voted as directed. If executed and returned but no direction is given, the shares will not be voted. A proxy given by a shareholder may be revoked at any time before it is exercised by notifying the Secretary of the Company in writing of such revocation, by giving another proxy bearing a later date or by voting in person at the Meeting.
     The cost of this solicitation of proxies will be borne by the Company. Solicitations will be made by mail. The Company will reimburse banks, brokerage firms, other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy materials to beneficial owners of Common Shares of the Company.
     The Company’s annual report, including financial statements for its fiscal year ended March 31, 2008, is being mailed to all shareholders concurrently herewith. The annual report is not part of the proxy materials.
     The Company’s annual report on Form 20-F for the year ended March 31, 2008, as filed with the US Securities and Exchange Commission, is available without charge upon written request from the Secretary of the Company at Deswell Industries, Inc., 17B, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao, SAR, PRC.
     The Company will satisfy the delivery requirements for proxy and information statements with respect to two or more security holders sharing the same address by delivering a single proxy statement or information statement to those security holders in order to reduce that amount of duplicate information that security holders receive and to lower printing and mailing costs. Additional copies may be obtained, without charge, by contacting the Company’s Investor Relations Representative, Institutional Marketing Services, 51 Locust Avenue, Ste. 304, New Canaan, CT 06840, by phoning 203.972.9200 or by e-mail at: jnesbett@institutionalms.com.

QUESTIONS AND ANSWERS RELATING TO THE 2008 ANNUAL MEETING
Why did I receive these materials?
     Our shareholders as of the close of business on September 29, 2008, which we refer to as the “Record Date,” are entitled to vote at our Annual Meeting of shareholders, which will be held on November 11, 2008. As a shareholder, you are invited to attend the annual meeting and are requested to vote on the items of business described in this proxy statement. We are required to distribute these proxy materials to all shareholders as of the Record Date. This proxy statement provides notice of the Meeting of shareholders and includes information about the proposals. The accompanying proxy card enables shareholders to vote on the matters without having to attend the annual meeting in person.
Who is entitled to vote at the Meeting?
     Only shareholders of record at the close of business on the Record Date are entitled to receive notice of and to participate in the annual meeting. If you were a shareholder of record on the Record Date, you will be entitled to vote all of the shares that you held on that date at the Meeting, or any postponements or adjournments of the Meeting.
How many votes do I have?
     You will be entitled to one vote for each outstanding share of our common stock you own as of the Record Date. As of the Record Date, there were 15,790,810 shares of our common stock outstanding and eligible to vote.
How many shares must be present or represented to conduct business at the Meeting?
     The presence at the Meeting, in person or by proxy, of the holders of a majority of the aggregate voting power of the Company’s common shares outstanding on the Record Date will constitute a quorum, permitting the conduct of business at the Meeting. Based on the number of shares of our common stock outstanding on the Record Date, the presence of the holders of our common stock representing at least 7,895,406 votes will be required to establish a quorum.
     Proxies received but marked as abstentions, votes withheld and broker non-votes will be included in the calculation of the number of votes considered present at the Meeting.
How can I vote my shares in person at the Meeting?
     Shares held in your name as the shareholder of record may be voted by you in person at the Meeting. Shares held by you beneficially in “street name” through a broker, bank or other nominee may be voted by you in person at the Meeting only if you obtain a legal proxy from the broker, bank or other nominee that holds your shares giving you the right to vote the shares.
How can I vote my shares without attending the Meeting?
     Whether you hold shares directly as the shareholder of record or beneficially in “street name,” you may direct how your shares are voted without attending the Meeting. If you are a shareholder of record (that is, if your shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. A pre-addressed envelope is included for your use and is postage paid if mailed in the United States. If you are a shareholder of record and attend the meeting, you may deliver your completed proxy card in person. If you hold shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank or other nominee.

Can I vote by telephone or electronically?
     If you are a shareholder of record, you may vote by telephone, or electronically through the Internet, by following the instructions included in your proxy card. If your shares are held in “street name,” please check your proxy card or contact your broker, bank or other nominee to determine whether you will be able to vote by telephone or electronically and the deadline for such voting.
Can I change my vote after I return my proxy card?
     Yes. If you are a shareholder of record, you may revoke or change your vote at any time before the proxy is exercised by delivering to our Secretary at the address shown at the beginning of this proxy statement a notice of revocation, or by signing a proxy card bearing a later date or by attending the Meeting and voting in person.
     For shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank or other nominee or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares, by attending the Meeting and voting in person. In either case, the powers of the proxy holders will be suspended if you attend the Meeting in person and so request, although attendance at the Meeting will not by itself revoke a previously granted proxy.
Who counts the votes?
     Votes will be counted and certified by the Inspectors of Election, who are employees of Computershare Trust Company, N.A. (“CTC”), Deswell’s transfer agent. If you are a shareholder of record, your signed proxy card is returned directly to CTC for tabulation. If you hold your shares in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will return one proxy card to CTC on behalf of its clients.
What are the Board of Directors’ recommendations?
     The Board of Directors’ recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends FOR the election of directors named in this proxy statement and FOR the ratification of the selection of BDO McCabe Lo Limited as Deswell’s independent registered public accountants for the year ending March 31, 2009.
Will shareholders be asked to vote on any other matters?
     To the knowledge of the Company and its management, shareholders will vote only on the matters described in this proxy statement. However, if any other matters properly come before the Meeting, the persons named as proxies for shareholders will vote on those matters in the manner they consider appropriate.
Who will serve as Chairman of the Meeting?
     Under our Articles of Association, as amended, the Chairman of the Board of Directors serves as Chairman of our Shareholders Meetings unless he is not present at the meeting, in which case our Chief Executive Officer serves as Chairman of the Shareholders Meeting. Articles of Association of a business company like Deswell organized under the laws of the British Virgin Islands are comparable to a U.S. company’s bylaws. As Mr. Richard Lau, is not expected to be in attendance at our 2008 Annual Meeting, Mr. Franki S. F. Tse, Deswell’s Chief Executive Officer, will serve as Chairman at our 2008 Annual Meeting of Shareholders.

What vote is required to approve each item?
     Election of Directors. The affirmative vote of a plurality of the votes cast at the Meeting is required for the election of directors (Proposal 1). A properly executed proxy marked “WITHHOLD” with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.
     Other Matters. For the proposal to ratify the appointment of our independent registered public accounting firm for our year ending March 31, 2009 (Proposal 2), the affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote on the item will be required for approval.
     A properly executed proxy marked “abstain” with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.
How are votes counted?
     In the election of directors (Proposal 1), you may vote “FOR” all or some of the nominees or your vote may be marked “WITHHOLD” with respect to one or more of the nominees. You may not cumulate your votes for the election of directors.
     For Proposal 2, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you elect to “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.” If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.
     If you hold your shares in “street name” through a broker, bank or other nominee rather than directly in your own name, then your broker, bank or other nominee is considered the shareholder of record, and you are considered the beneficial owner of your shares. We have supplied copies of our proxy statement to the broker, bank or other nominee holding your shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares at the Meeting. The broker, bank or other nominee that is the shareholder of record for your shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your shares in a brokerage account but you fail to return your voting instruction card to your broker, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. Broker non-votes are counted in determining whether a quorum is present. However, in tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered present and entitled to vote on that proposal.
     If a quorum is present at the Meeting, the persons receiving the greatest number of votes will be elected to serve as directors. As a result, broker non-votes will not affect the outcome of the voting on the election of directors (Proposal 1).
     The ratification of the appointment of our independent auditors (Proposal 2) requires the affirmative vote of a majority of our shares present in person or represented by proxy at the Meeting and entitled to vote on the proposal. Because of the interpretation of certain rules of the New York Stock Exchange that are applicable to brokers in determining whether they may or may not vote on proposals, brokers might not vote on the proposal for ratification of the appointment of Deswell’s independent registered public accounting firm (Proposal 2). If brokers do not receive instructions from the beneficial owners, do not vote on Proposal 2 but nevertheless return the signed proxies without voting, a broker non-vote on that Proposal would occur and would not be counted for purposes of determining whether the selection of BDO McCabe Lo Limited as Deswell’s independent registered public accounting firm for the year ending March 31, 2009 has been ratified.
     If you are a beneficial owner and your broker, bank or other nominee holds your shares in its name, the broker, bank or other nominees may or may not vote your shares in the election of directors (Proposal 1) or the ratification of the appointment of our independent registered public accounting firm (Proposal 2). Thus, without your voting instructions, a broker non-vote would occur unless the broker, bank or other nominees votes on these proposals.
What should I do if I receive more than one set of voting materials?
     You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.
PROPOSAL NO. 1
ELECTION OF DIRECTORS
     The Company’s directors are elected annually to serve until the next Annual General Meeting of Shareholders and until their successors are qualified and elected or until their death, resignation or removal. The number of directors presently authorized by the Company’s Articles of Association is not less than one or more than 12. The current number has been fixed by our directors at six.
     Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them for the election of the following nominees. The Company is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.
Information Concerning Nominees
     Information concerning the nominees based on data provided by them is set forth below:
     Richard Lau. Mr. Lau served as Chief Executive Officer and Chairman of the Board of Directors of the Company and its predecessors since their inception in 1987 until February 2007, at which time he retired as Chief Executive Officer. Mr. Lau remains as Chairman of the Board.
     C. P. Li. Mr. Li has served the Company as a Member of the Board of Directors and in various executive capacities with the Company and its predecessors since their inception in 1987. He became Secretary of the Company in February 1995 and Chief Financial Officer in May 1995, a position which he held until March 31, 2006. As Executive Director of Manufacturing and Administration for Plastic Operations, Mr. Li is in charge of the manufacturing and administrative operations for the Company’s plastic products. Mr. Li received his Bachelor of Science degree from Chun Yan Institute College, Taiwan in 1967.
     C. W. Leung. Mr. Leung has served the Company as a Member of the Board of Directors and in various executive capacities with the Company and its predecessors since their inception in 1987. As Executive Director of Engineering for Plastic Operations, Mr. Leung is in charge of the mold division and engineering for the Company’s plastic manufacturing operations.

     Hung-Hum Leung. Mr. Leung has been a non-executive director of the Company and member of the Audit Committee since December 1999. Mr. Leung has over 25 years of experience in the manufacture of electronic products. Mr. Leung was the founder of Sharp Brave Holdings Ltd., a Hong Kong public company listed on the Hong Kong Stock Exchange, and from 1991 to 1995 served as the Chairman of Sharp Brave Holdings Ltd. Since 1995, Mr. Leung has been an independent consultant to the electronics industry. He received his Bachelor of Science degree in Physics from the National Taiwan University in 1971.
     Allen Yau-Nam Cham. Mr. Cham has been a non-executive director of the Company and member of the Audit Committee since August 2003. Mr. Cham has been the Managing Director and shareholder of Kwong Fat Hong (Securities) Limited since 1995. He has over 20 years of experience in the securities industry. He is a Certified General Accountant in Canada. He obtained his Bachelor of Science degree from St. Mary’s University, Halifax, Canada, Bachelor of Engineering (Electrical) degree from Nova Scotia Technical College, Halifax, Canada and Master of Business Administration degree from University of British Columbia, Canada.
     Wing-Ki Hui. Mr. Hui has been a non-executive director of the Company and member of the Audit Committee since October 2004. Since 1995 he has been the Operation Director of Tomorrow International Holdings Limited, a company listed on the Hong Kong Stock Exchange engaged in manufacturing of consumer electronics and printed circuit boards. Prior to serving in this capacity, Mr. Hui was Executive Director of Sharp Brave International Holdings Limited from 1991 to 1995 and Director of Sharp Brave Electronics Co., Ltd. from 1984 to 1995. Mr. Hui possesses over 20 years of experience in the electronic manufacturing industry, and is a graduate of South East Electronic College in Hong Kong.
     No family relationship exists among any of the named directors or the Company’s executive officers or key employees and no arrangement or understanding exists between any director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company. The executive officers serve at the pleasure of the Board of Directors of the Company.
Compensation of Executive Officers
     The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ended March 31, 2008 to all directors and executive officers as a group for services in all capacities was approximately $2,449,650. This excludes amounts paid by the Company or its subsidiaries as dividends to shareholders during the year ended March 31, 2008.
Directors
     Effective August 1, 2003, directors who are not employees of the Company or any of its subsidiaries are paid $2,000 per month for services as a director, and are reimbursed for all reasonable expenses incurred in connection with services as a director and member of Board committees. The Board has determined that Messrs. Hung-Hum Leung, Allen Yau-Nam Cham, and Wing-Ki Hui are “independent” within the meaning of Rule 4200 of the Nasdaq Marketplace Rules.

Board Practices
     The directors of the Company are elected at its annual meeting of shareholders and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of the Company.
Audit Committee
     The Audit Committee meets from time to time to review the financial statements and matters relating to the audit and has full access to management and the Company’s auditors in this regard. The Audit Committee recommends the engagement or discharge of the Company’s independent accountants, consults on the adequacy of the Company’s internal controls and accounting procedures and reviews and approves financial statements and reports. Deswell’s audit committee consists of Messrs. Hung-Hum Leung, Allen Yau-Nam Cham and Wing-Ki Hui, each of whom is an independent director within the meaning of that term under the Nasdaq Stock Market Rules. Mr. Allen Yau-Nam Cham currently acts as the Chairman of the Audit Committee.
     Deswell’s Board of Directors has determined that at least one person serving on the Audit Committee is an “audit committee financial expert” as defined under Item 16A(b) of Form 20-F. Mr. Allen Yau-Nam Cham is an “audit committee financial expert.”
Other Committees; Nasdaq Compliance
     In August 2005, Deswell determined to disband and no longer have either a compensation committee or a nominating committee as the law of the British Virgin Islands, Deswell’s place of organization, and Deswell’s Memorandum and Articles of Association do not require it to have such committees. Although such committees, consisting of independent directors as defined by the Nasdaq Marketplace Rules, are required of domestic companies having securities included on The Nasdaq Stock Market, they are not required of foreign private issuers such as Deswell if such issuers follow their home country practice. In addition to not having a compensation committee or a nominating committee consisting of independent directors, Deswell also follows home country practice of not having nominees to its board selected or recommended by a majority of its independent directors; a majority of its Board of Directors are not “independent” directors within the definition of “independent director” in the Nasdaq Marketplace Rules and Deswell’s independent directors do not meet in executive session.
Certain Related Party Transactions
     In August 2007, Deswell acquired the remaining 24% minority interest of Integrated International Limited (“Integrated”), the holding company for Deswell’s electronics and metallic subsidiaries. The aggregate purchase price for the 24% interest was $6,734,378, consisting of (a) 632,080 common shares of Deswell (based on the closing price per share of Deswell’s shares on August 17, 2008) and (b) a cash payment of HK$3,234,180 (approximately US$413,578) to Messrs. S. K. Lee and M. C. Tam, the minority shareholders of Integrated and Deswell’s Director of Administration and Marketing for Electronic Operations and Director of Engineering and Manufacturing for Electronic Operations, respectively, and executive officers of Deswell. Messrs. Lee and Tam agreed with respect to the shares issued to them by Deswell that for a period of 15 months from the closing of that transaction not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any of the Deswell shares they acquired for their Integrated interest or grant any options or warrants to purchase any of those shares or any securities convertible into or exchangeable for those shares otherwise than as a bona fide gift or gifts, provided the donee or donees thereof agree in writing to be bound by the lockup restriction, or (ii) with the prior written consent of Deswell. The lockup period expires in November 2009.

     During the years ended March 31, 2007 and 2008, while Integrated was a 76 percent-owned subsidiary of Deswell, Integrated made distributions to its shareholders, including Deswell, aggregating approximately $2,425,000 and $nil, with Messrs. Tam and Lee’s share of these distributions (which were divided between them equally) amounting to $582,000 and $nil, respectively.
     Since Deswell completed its initial public offering in the United States, it has been Deswell’s policy that all transactions between Deswell and any interested director or executive officer be approved by a majority of the disinterested directors and be on terms that are no more favorable than would be available from an independent third party.
Control of the Company
     The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of September 29, 2008, the beneficial ownership of the Company’s common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each member of the Board of Directors and of Senior Management of the Company who beneficially own in excess of one percent of the Company’s common shares.

	Number of shares beneficially owned(1)
Name of beneficial owner or identity of group	Amount		Percent
Richard Lau (2)	1,641,545		10.2%
C. P. Li (3)	1,446,250		9.0%
Royce & Associates, Inc. (4)	1,364,969		8.6%
C. W. Leung (5)	1,335,000		8.4%
Wellington Management Company, LLP (6)	917,662		5.8%
FMR Corp./ Edward C. Johnson 3d (7)	867,268		5.5%
M. C. Tam	362,225		2.3%
S. K. Lee	331,040		2.1%
Franki S. K. Tse		*	*
Betty Lam (8)	—		—
Eliza Y. P. Pang(9)		*	*
Hung-Hum Leung	Nil		Nil
Allen Yau-Nam Cham	Nil		Nil
Wing-Ki Hui	Nil		Nil

*	Less than 1%.

(1)	Based on 15,790,810 shares outstanding on September 29, 2008. However, in accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)	Consists of 1,346,545 held of record by Mr. Lau and options to purchase 295,000 shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at a weighted average exercise price of $10.41 per share until January 20, 2018.

(3)	Consists of 1,151,250 held of record by Mr. Li and options to purchase 295,000 shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at a weighted average exercise price of $11.52 per share until January 20, 2018.

(4)	Based on Amendment No. 7 to a Schedule 13G filed with the SEC on February 1, 2008.

(5)	Consists of 1,140,000 held of record by Mr. Leung and options to purchase 195,000 shares granted to Mr. Leung under the Company’s stock option plans. Mr. Leung’s options are exercisable at a weighted average exercise price of $11.52 per share until January 20, 2018.

(6)	Based on Amendment No. 6 to Schedule 13G filed with the SEC on September 10, 2008.

(7)	Based on Amendment No. 5 to a Schedule 13G filed with the SEC on February 14, 2008.

(8)	Ms. Lam joined the Company as its Chief Financial Officer effective August 1, 2008.

(9)	Ms. Pang resigned as Chief Financial Officer effective on July 31, 2008.
PROPOSAL NO. 2
RATIFY SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
     The Board of Directors has selected BDO McCabe Lo Limited as independent registered public accountants of the Company for the year ending March 31, 2009 and further directed that the Company submit the selection of independent registered public accountants for ratification by shareholders at the Company’s Annual Meeting. BDO McCabe Lo Limited has acted for the Company as independent registered public accountants since June 2003 and audited the Company’s financial statements at and for the years ended March 31, 2008, 2007 and 2006.
     The Board of Directors recommends that the shareholders approve the selection of BDO McCabe Lo Limited as independent registered public accountants of the Company for the year ending March 31, 2009. The affirmative vote of a majority of the shares of the Company present at the meeting in person or by proxy is required to approve the selection of BDO McCabe Lo Limited as independent registered public accountants of the Company for the year ending March 31, 2009.
     If the appointment of BDO McCabe Lo Limited is not ratified, the Board of Directors will evaluate the basis for the shareholders’ vote when determining whether to continue the firm’s engagement, but may ultimately determine to continue the engagement or engage another audit firm without re-submitting the matter to shareholders. Even if the appointment is ratified, the Board of Directors, in its discretion, may act to engage a different independent auditing firm at any time during the year if the Board of Directors determines that such a change would be in the Company’s and its shareholders’ best interests.
     The following table presents the aggregate fees for professional services and other services rendered BDO McCabe Lo Limited to Deswell in the years ended March 31, 2007 and 2008.

	Year ended March 31,
	2007	2008
	(In thousands)
Audit fees (1)	$122	$244
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—

	$122	$244

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.

(2)	There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.

(3)	There were no tax fees billed by the principal accountant during the last two fiscal years.

(4)	There were no other fees billed by the principal accountant during the last two fiscal years for products and services provided by BDO.

Audit Committee Pre-approval Policies and Procedures
     The Audit Committee’s policy is to pre-approve all audit and permissible non-audit related services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services. The management will periodically report to the Audit Committee regarding the extent of services provided and the fees for the services performed by the independent auditors in accordance with this pre-approval policy. The Audit Committee may also pre-approve particular services on a case-by-case basis.
OTHER BUSINESS
     The Board of Directors knows of no other business to be acted upon at the meeting. However, if any other matter shall properly come before the meeting, the proxy holder named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with his best judgment.
By order of the Board of Directors

C. P. Li
Secretary
Dated October 13, 2008
Macao

Form of Proxy Card for Record Holders

Admission Ticket

000004	000000000.000000 ext 000000000.000000 ext
MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6	000000000.000000 ext 000000000.000000 ext
000000000.000000 ext           000000000.000000 ext

Electronic Voting Instructions
You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

 Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on November 11, 2008.

Vote by Internet • Log on to the Internet and go to www.investorvote.com/DSWL • Follow the steps outlined on the secured website.

Vote by telephone • Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is NO CHARGE to you for the call.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. ☒	• Follow the instructions provided by the recorded message.

Annual Meeting Proxy Card	C0123456789	12345
▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1.	Election of six directors as follows:	For	Withhold		For	Withhold		For	Withhold	+

	01 – Lau Pui Hon (Richard Lau)	☐	☐	02 – Li Chin Pang (C. P. Li)	☐	☐	03 – Leung Chi Wai (C. W. Leung)	☐	☐

	04 – Hung-Hum Leung	☐	☐	05 – Allen Yau-Nam Cham	☐	☐	06 – Wing-Ki Hui	☐	☐

		For	Against	Abstain

2.	To ratify the selection of BDO McCabe Lo Limited as the independent registered public accountants for the year ending March 31, 2009.	☐	☐	☐

B Non-Voting Items
Change of Address — Please print your new address below.	Comments — Please print your comments below.	Meeting Attendance	☐
Mark the box to the right if you plan to attend the Annual Meeting.
C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below
Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /
+
<STOCK#>                00YSGA

2008 Annual Meeting Admission Ticket

2008 Annual Meeting of
Deswell Industries, Inc. Shareholders
Tuesday, November 11, 2008, 3:00 PM Local Time
Omni–Berkshire Hotel
21 East 52nd Street at Madison Avenue, New York, New York
Upon arrival, please present this admission ticket
and photo identification at the registration desk.
▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Deswell Industries, Inc.

Notice of 2008 Annual Meeting of Shareholders

17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao, SAR, PRC

Proxy Solicited by Board of Directors for Annual Meeting — November 11, 2008

Richard Lau, C. P. Li, C. W. Leung, Franki S. K. Tse, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of Deswell Industries, Inc. to be held on November 11, 2008 at 3pm (local time) at the Omni – Berkshire Hotel, 21 East 52nd Street at Madison Avenue, New York, New York 10022 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR Richard Lau, C. P. Li, C. W. Leung, Hung-Hum Leung, Allen Yau-Nam Cham and Wing-Ki Hui, and each of them, and FOR ratification of BDO McCabe Lo Ltd. as auditors for fiscal 2009.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

Form of Proxy Card for Street-Name Holders

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A	Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1.	Election of six directors as follows:	For	Withhold		For	Withhold		For	Withhold	+
	01 - Lau Pui Hon (Richard Lau)	☐	☐	02 - Li Chin Pang (C. P. Li)	☐	☐	03 - Leung Chi Wai (C. W. Leung)	☐	☐

	04 - Hung-Hum Leung	☐	☐	05 - Allen Yau-Nam Cham	☐	☐	06 - Wing-Ki Hui	☐	☐

		For	Against	Abstain
2.	To ratify the selection of BDO McCabe Lo Limited as the independent registered public accountants for the year ending March 31, 2009.	☐	☐	☐
B	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below
Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

/ /

▪	1 U P X 0 1 9 5 1 0 2	+
<STOCK#>                         00YSHA

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Deswell Industries, Inc.

Notice of 2008 Annual Meeting of Shareholders

17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao, SAR, PRC

Proxy Solicited by Board of Directors for Annual Meeting — November 11, 2008

Richard Lau, C. P. Li, C. W. Leung, Franki S. K. Tse, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of Deswell Industries, Inc. to be held on November 11, 2008 at 3pm (local time) at the Omni – Berkshire Hotel, 21 East 52nd Street at Madison Avenue, New York, New York 10022 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR Richard Lau, C. P. Li, C. W. Leung, Hung-Hum Leung, Allen Yau-Nam Cham and Wing-Ki Hui, and each of them, and FOR ratification of BDO McCabe Lo Ltd. as auditors for fiscal 2009.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESWELL INDUSTRIES, INC.
Date October 13, 2008	By:	/s/ Betty Lam
		Name:	Betty Lam
		Title:	Chief Financial Officer